SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)

Of The Securities Exchange Act Of 1934

Metro-Goldwyn-Mayer Inc.

(Name of Subject Company (Issuer))

Metro-Goldwyn-Mayer Inc.

(Name of Filing Persons (Offeror))

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow, Esq.

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, CA 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Bidder)

Copy to:

Janet S. McCloud, Esq.	Charles M. Nathan, Esq.
Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP	Latham & Watkins LLP
10250 Constellation Boulevard, 19th floor	885 Third Avenue
Los Angeles, CA 90067 (310) 553-3000	New York, New York 10022-4864 (212) 906-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

For immediate release	Contact: Joseph Fitzgerald
November 12, 2003	(310) 449-3660

METRO-GOLDWYN-MAYER INC. ANNOUNCES INTENTION TO

COMMENCE A DUTCH AUCTION TENDER OFFER; INCREASES

OPEN MARKET SHARE REPURCHASE AUTHORIZATION

Metro-Goldwyn-Mayer Inc. (NYSE: MGM) announced today that its Board of Directors has approved a “Dutch Auction” tender offer to purchase up to 10,000,000 shares of its common stock at a price per share not less than $16.25 and not greater than $18.00. In addition, the Board of Directors increased its authorization for the Company’s open market share repurchase program by an additional 2,500,000 shares, to a total of 5,012,000 shares.

The number of shares proposed to be purchased in the Dutch Auction tender offer represents approximately 4.1% of MGM’s currently outstanding shares. The tender offer is expected to commence before the end of the year. The purchase will be financed primarily from cash on hand, from free cash flow and, if necessary, from the Company’s existing revolving credit facility. The closing price per share of MGM’s common stock on the NYSE on November 12, 2003 was $16.25 per share.

MGM’s largest shareholder, Tracinda Corporation, has advised MGM that Tracinda Corporation and Kirk Kerkorian do not intend to tender any shares beneficially owned by them in the tender offer.

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Page 2 – MGM Dutch Auction Tender Offer

Alex Yemenidjian, Chairman of the Board and Chief Executive Officer of MGM, commented: “We believe that repurchasing our stock furthers our goal of maximizing shareholder value. At the same time, by sharing wealth with our public shareholders, we are giving those shareholders who wish to sell shares an opportunity to do so at a price that might enable them to realize a premium.”

Under the procedures for a Dutch Auction tender offer, MGM’s shareholders will have the opportunity to tender some or all of their shares at a price within the $16.25 to $18.00 range per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, MGM will determine the lowest per share price within the range that will enable it to buy 10,000,000 shares, or such lesser number of shares that are properly tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the shareholder tendered at a lower price. If holders of more than 10,000,000 shares properly tender and do not withdraw their shares at or below the determined price per share, then MGM will purchase shares tendered by those shareholders owning fewer than 100 shares without pro ration, and all other shares will be purchased on a pro rata basis, subject to the conditional tender offer provisions that will be described in the offer to purchase that will be distributed to shareholders. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject, however, to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to shareholders. No brokerage fees or commissions will be charged to holders who tender their shares.

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Page 3 – MGM Dutch Auction Tender Offer

Neither MGM nor its Board of Directors, financial advisor or information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by MGM.

With respect to the open market share repurchase program, the Company’s original authorization, announced on July 26, 2002, was for a total of 10,000,000 shares. To date, MGM has repurchased 7,488,000 shares pursuant to that authorization, leaving 2,512,000 shares remaining available for purchase within the initially authorized amount. When the remaining amount is combined with today’s additional authorization, the Company will be permitted to repurchase approximately 5,012,000 shares. Pursuant to the share repurchase program, the Company may repurchase shares from time to time in the open market subject to applicable regulatory requirements. Whether or to what extent the Company chooses to make such purchases will be depend upon market conditions and the Company’s capital needs, and there is no assurance that the Company will conclude such purchases for any or all of the authorized amounts remaining. No such purchases will be made by MGM before or during the pendency of the tender offer or for at least 10 business days following termination of the offer.

The financial advisor for the tender offer will be Morgan Stanley & Co. Incorporated and the information agent will be D.F. King & Co., Inc. The offer to purchase and related documents will be mailed to shareholders of record and also will be made available for distribution to beneficial owners of MGM’s common stock. For questions and information, please call the information agent toll free at 800-549-6697.

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Page 4 – MGM Dutch Auction Tender Offer

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF MGM COMMON STOCK. MGM HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN.THE TENDER OFFER WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT MGM WILL BE DISTRIBUTING TO ITS SHAREHOLDERS. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT MGM WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (WHEN AVAILABLE) AT THE COMMISSION’S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS AND INVESTORS ALSO MAY OBTAIN A COPY OF THESE DOCUMENTS, AS WELL AS ANY OTHER DOCUMENTS THAT MGM HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WITHOUT CHARGE, FROM D.F. KING, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL FREE AT 800-549-6697. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of entertainment product, including motion pictures, television programming, home video, interactive media, music, and licensed merchandise. The Company owns the largest modern film library in the world, consisting of approximately 4,000 titles. Its operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Online. In addition, MGM has ownership interests in international television channels reaching over 100 countries around the globe. For more information on MGM, visit MGM Online at http://www.mgm.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 27A OF THE U.S. SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT. FORWARD-LOOKING STATEMENTS TYPICALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS, SUCH AS “MAY,” “WILL,” “COULD,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “EXPECT,” “ESTIMATE,” “CONTINUE,” “POTENTIAL,” “PLAN,” “INTEND,” “FORECAST,” AND THE LIKE. THESE INCLUDE STATEMENTS REGARDING OUR CURRENT INTENTIONS, PLANS, STRATEGIES, BELIEFS AND EXPECTATIONS. FORWARD-LOOKING STATEMENTS DO NOT GUARANTEE FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED.